UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Uplift Nutrition, Inc.

(Name of Company)

Common Stock, $.001 par value per share

(Title of Class of Securities)

91543M203

(CUSIP Number)

Mitchell Lampert, Esq.

Robinson & Cole, LLP

1055 Washington Blvd.

Stamford, Ct. 06901

(203) 462-7559

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sean C. Martin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,800,000 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 13,800,000
	10.	SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,800,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.15%
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Calculated based on 46,892,597 shares of the common stock, $.001 par value, of Upflift Nutrition, Inc., as reported in its Report on Form 8-k dated June 12, 2015 (the “8-K”).

Item 1.  Security and Company.

The securities to which this Schedule 13D (this “Schedule”) relates are shares of common stock, par value $0.001 per share (the “Common Stock”), of Uplift Nutrition, Inc. (the “Company”). The address of the Company’s principal executive offices is 2681 East Parleys Way, Suite 204, Salt Lake City, Utah 84108. The Company’s Common Stock eligible for quotation on the OTC Bulletin Board under the symbol “UPNT”.

Item 2.  Identity and Background.

This Schedule is being filed pursuant to Rule 13d-1 under the Exchange Act, by the person listed below (the “Reporting Person”).

(a) The name of the Reporting Person is Sean C. Martin.

(b) Mr. Martin’s business address is 61 Larbert Road, Southport, Connecticut 06890.

(c) Mr. Martin is licensed by FINRA as a Series 7 general securities representative and is currently employed by Cova Capital Partners LLC (“CCP”), a FINRA member broker/dealer as a Series 7 general securities representative, located at the address indicated in clause (b) above.

(d) Mr. Martin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

(e) In the past five years Mr. Martin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Martin is a United States citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

The Company issued 13,800,000 shares to Mr. Martin upon the automatic conversion of Mr. Martin’s $41,400 portion of a convertible promissory note of the Company that he purchased from Edward F. Cowle, pursuant to a Note Purchase and Conversion Agreement dated as of June 4, 2015 by and among, among others, Mr. Cowle and five (5) purchasers, including Mr. Martin. CCP was the broker/dealer for a private placement by MCB Network, Corp. (“MCB”) in the Company pursuant to which MCB (i) raised, among other additional funds, the funds used by MCB to purchase 9,476,150 shares of Common Stock of the Company from Mr. Cowle, H. Deworth Williams and Geoff Williams (the “Sellers”) pursuant to a Stock Purchase Agreement dated as of June 8, 2015 (the “SPA”) and (ii) paid to CCP $41,500 in commissions and issued to it warrants to purchase 33,200 shares of MCB’s Common Stock in connection with such private placement. See Item 4 below. Mr. Martin does not have any ownership stake in CCP and does not have any vote on CCP matters.

Item 4.  Purpose of Transaction.

The Reporting Person acquired and currently holds the shares of the Company’s Common Stock, as described herein, for investment purposes. The Reporting Person believed that the shares, when purchased, represented an attractive investment opportunity

As set forth in Item 2, the Reporting Person is a general securities representative and is currently employed by CCP. Mr. Martin is providing services to the Company on behalf of CCP in connection with its engagement. In such capacity, the Reporting Person may render advice to the Company related to plans or proposals that could result in a change in control or change in business of the Company.

Except as otherwise set forth above and as reported by the Company in the 8-K, the Reporting Person has not formulated any plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, except as reported by the Company on i;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

(j) Any action similar to any of those listed above.

Item 5.  Interest in Securities of the Company.

(a) Mr. Martin has acquired an aggregate of 13,800,000 shares of the Company’s Common Stock, which represent approximately 28.15% of the outstanding Common Stock (based upon 46,892,597 shares of Common Stock outstanding immediately following the closing of the Transaction as reported in the 8-K).

(b) Mr. Martin has the sole power to vote or direct the vote, and to dispose or direct the disposition, of all 13,800,000 shares of the Common Stock.

(c) Except as described in Items 3 and 4 above, there were no transactions in Common Stock effected by Mr. Martin in the 60 days prior to the date of this Schedule.

(d) No person other than Mr. Martin has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Mr. Martin.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Mr. Martin is employed by CCP, which holds a warrant to purchase 33,200 shares of Common Stock. Mr. Martin has no other contracts, arrangements, understandings or relationships with any person, including CCP, with respect to any securities of the Company.

Item 7.  Material to Be Filed as Exhibits.

(a) Form of Irrevocable Proxy and Lock-Up Agreement executed by each Purchaser, filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 12, 2015 and incorporated by reference herein.

(b) Form of the Convertible Note Purchase and Conversion Agreement, dated as of June 4, 2015, by and among, among others, Edward Cowle, and the Cowle Note Purchasers named therein, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 12, 2015 and incorporated by reference herein

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2015

By:  /s/ Sean C. Martin

Name: Sean C. Martin